AMENDED AND RESTATED

SCHEDULE A

Separate Series of RiverPark Funds Trust

NAME OF FUND	ADVISORY FEE (as a percentage of average daily net assets)
RiverPark Large Growth Fund	0.65%
RiverPark/Wedgewood Fund	0.65%
RiverPark Short Term High Yield Fund	0.65%
RiverPark Floating Rate CMBS Fund	0.65%
RiverPark Strategic Income Fund	0.65%
RiverPark Focused Value Fund	0.65%
RiverPark Long/Short Opportunity Fund	1.50%

Date: August 7, 2018